FORM 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to
Commission file number 1-5224
Stanley Account Value Plan
(Full title of the plan)
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules
Stanley Account Value Plan
Years ended December 31, 2008 and 2007

Stanley Account Value Plan
Audited Financial Statements
and Supplemental Schedules
Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
To the Finance and Pension Committee of The Board of Directors
The Stanley Works:
We have audited the accompanying statement of net assets available for benefits of the Stanley Account Value Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

\s\ Fiondella, Milone & LaSaracina LLP
Glastonbury, Connecticut June 25, 2009

Stanley Account Value Plan
Statement of Net Assets Available for Benefits
December 31, 2008

				Unallocated	Mutual and
	Stanley Stock		Cornerstone	Stanley Stock	Commingled
	Fund	Loan Fund	Fund	Fund	Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
30,475 shares (cost $1,005,370)	$1,039,198					$1,039,198
3,630,445 shares (cost $115,203,714)	123,798,516					123,798,516
4,704,184 shares (cost $87,203,953)				$160,412,674		160,412,674
Short-term investments and other (cost $4,153,925)	3,448,009	$78			$705,838	4,153,925
Mutual funds (cost $39,583,354)					39,179,599	39,179,599
Commingled funds (cost $263,725,858)			$71,125,812		138,085,039	209,210,851
Collective trust (cost $12,596,718)					12,483,302	12,483,302

	128,285,723	78	71,125,812	160,412,674	190,453,778	550,278,065
Cash					3,215	3,215
Dividends and interest receivable	3,214				105,700	108,914
Other receivable	796,385					796,385
Contribution receivable from employer			11,516,164		887,476	12,403,640
Contribution receivable from participants	593,717				1,636,035	2,229,752
Loans to participants		12,258,289				12,258,289

	129,679,039	12,258,367	82,641,976	160,412,674	193,086,204	578,078,260

Liabilities
Debt				136,396,603		136,396,603
Excess contributions payable					15,015	15,015
Accounts payable	277,052		38,963		302,116	618,131

	277,052		38,963	136,396,603	317,131	137,029,749

Net assets available for benefits at fair value	$129,401,987	$12,258,367	$82,603,013	$24,016,071	$192,769,073	$441,048,511
Adjustments from fair value to contract value for fully benefit-responsive investment contracts					113,416	113,416

Net assets available for benefits	$129,401,987	$12,258,367	$82,603,013	$24,016,071	$192,882,489	$441,161,927

See accompanying notes.

Stanley Account Value Plan
Statement of Net Assets Available for Benefits
December 31, 2007

				Unallocated
	Stanley Stock		Cornerstone	Stanley Stock	Commingled
	Fund	Loan Fund	Fund	Fund	Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
32,053 shares (cost $1,467,066)	$1,553,929					$1,553,929
3,609,681 shares (cost $109,262,166)	174,997,335					174,997,335
5,071,968 shares (cost $93,784,409)				$245,889,009		245,889,009
Short-term investments and other (cost $12,213,182)	12,205,964		$5,355	1,863		12,213,182
Commingled funds (cost $184,668,994)			88,354,538		$136,257,763	224,612,301
Collective trust (cost $30,302,398)					29,235,493	29,235,493

	188,757,228		88,359,893	245,890,872	165,493,256	688,501,249
Cash	229,601					229,601
Dividends and interest receivable	25,298		10	198		25,506
Contribution receivable from employer			14,283,523			14,283,523
Contribution receivable from participants	479,965				1,384,969	1,864,934
Loans to participants		$10,273,920				10,273,920

	189,492,092	10,273,920	102,643,426	245,891,070	166,878,225	715,178,733

Liabilities
Debt				143,076,607		143,076,607
Excess contributions payable					101,967	101,967
Accounts payable	190,738		120,124		279,672	590,534

	190,738		120,124	143,076,607	381,639	143,769,108

Net assets available for benefits at fair value	$189,301,354	$10,273,920	$102,523,302	$102,814,463	$166,496,586	$571,409,625
Adjustments from fair value to contract value for fully benefit-responsive investment contracts					1,066,905	1,066,905

Net assets available for benefits	$189,301,354	$10,273,920	$102,523,302	$102,814,463	$167,563,491	$572,476,530

See accompanying notes.

Stanley Account Value Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

				Unallocated	Mutual and
	Stanley Stock		Cornerstone	Stanley	Commingled
	Fund	Loan Fund	Fund	Stock Fund	Funds	Total
Additions
Investment income:
Dividends	$4,663,646			$6,146,816		$10,810,462
Interest	119,427		$52	123	$380,650	500,252

	4,783,073		52	6,146,939	380,650	11,310,714
Employee contributions	6,018,936	$1,962,325			83,122,367	91,103,628
Employer contribution (cash)			11,516,155		6,027,693	17,543,848

	10,802,009	1,962,325	11,516,207	6,146,939	89,530,710	119,958,190
Deductions
Withdrawals	(11,961,269)	(1,018,495)	(5,866,000)		(21,053,656)	(39,899,420)
Net depreciation	(64,463,573)		(25,107,799)	(58,172,563)	(54,310,362)	(202,054,297)
Administrative expenses	(241,472)	(3,600)	(299,107)		(248,817)	(792,996)
Interest expense				(8,526,080)		(8,526,080)

	(76,666,314)	(1,022,095)	(31,272,906)	(66,698,643)	(75,612,835)	(251,272,793)
Interfund transfers in (out)	5,964,938	1,044,217	(163,590)	(18,246,688)	11,401,123

Net increase (decrease)	(59,899,367)	1,984,447	(19,920,289)	(78,798,392)	25,318,998	(131,314,603)
Net assets available for benefits at beginning of year	189,301,354	10,273,920	102,523,302	102,814,463	167,563,491	572,476,530

Net assets available for benefits at end of year	$129,401,987	$12,258,367	$82,603,013	$24,016,071	$192,882,489	$441,161,927

See accompanying notes.

Stanley Account Value Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The Stanley Account Value Plan (the “Plan”), which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works and its U.S. affiliates (the “Company”). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a “leased employee” as defined in the Plan, is in a unit of employees listed in Part I(A) of Appendix A of the Plan, is employed by Stanley Security Solutions, Inc. as a piece worker or contract worker, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. An individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of The Stanley Works after that date is not covered under the Plan during any period in which he or she is employed by the Company, unless Appendix A of the Plan provides for his or her coverage. An individual who is employed by the Company on a temporary assignment from a foreign affiliate (i.e. a holder of a United States Permanent Residence Card or an Employment Authorization Document) is not considered an eligible employee and will not be covered under the Plan during any period for which he or she is eligible to accrue a benefit under a foreign retirement plan that covers employees of the foreign affiliate pursuant to the laws of a country other than the United States. An individual who is paid pursuant to the payroll program that is administered by Stanley Convergent Security Solutions, Inc. at its office in Westlake, Texas, is not considered an eligible employee and will not be covered under the Plan.
Each year, subject to certain additional limitations (including a limitation of 7% of compensation for highly compensated employees), participants may contribute to the Plan through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees have the option of making after-tax contributions to the Plan. Pre-tax contributions are matched in an amount equal to 50% of the participant’s pre-tax contributions for a year up to a maximum matching allocation of 3.5% of the participant’s compensation for the year. A participant’s contributions and matching allocations are allocated to a “Choice Account.” Effective March 1, 2003, under certain circumstances, participants who have attained age 50 are permitted to make additional, pre-tax contributions (“Catch-up Contributions”) to the Plan. Catch-up Contributions may exceed certain limitations imposed under the Code and the Plan’s percentage limit. Catch-up Contributions are not eligible for matching allocations.
All participant contributions, rollover contributions and amounts transferred to the Plan in a direct transfer from another plan that are first credited to a participant’s Choice Account as of a date after June 30, 1998 are invested as directed by the participant in one or more of the investment options made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by the Company may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts. Effective January 1, 2007, 100% of the amount credited to an individual’s Choice Account may be invested, at the direction of the participant, among the investment funds, including the Stanley Stock Fund, made available by the Plan administrator.
The contribution allocations credited to a participant’s Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant’s after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of The Stanley Works for the period or periods during which they are invested or reinvested, prior to April 1, 1999, in common stock of The Stanley Works or, after March 31, 1999, in the Stanley Stock Fund. (Prior to April 30, 2001, the guarantee was provided for certain participants under The Stanley Works Retirement Plan and for other participants under the Pension Plan for Hourly Paid Employees of The Stanley Works. Effective April 30, 2001, the guarantee is provided through the Pension Plan for Hourly Paid Employees of The Stanley Works).

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
1. Description of the Plan (continued)
This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).
The Plan is intended to comply with Section 404 (c) of the Employee Retirement Income Security Act (ERISA) by providing employees with at least three diversified investment options plus sufficient information to make informed investment decisions. Under Section 404(c), the Company and the other fiduciaries of the Plan will not be liable for any financial losses that may result from the investment decisions of a participant or beneficiary.
The following investment funds are offered for Choice Account investments under the Plan:
Stanley Stock Fund — Consists of common stock of The Stanley Works, along with a minor portion in cash for transaction purposes. This stock held in this fund is traded on the New York Stock Exchange (“NYSE”) under the symbol SWK.
State Street Global Advisors (“SSgA”) S&P 500 Index Fund — Seeks to match the performance of the Standard & Poors 500 (“S&P 500”) Index. The fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts. The strategy of investing in the same stocks as the S&P 500 Index minimizes the need for trading and therefore results in lower expenses.
SSgA Total Market Index Fund — Seeks to match the performance of the Wilshire 5000 Index. The fund invests in the same stocks as the Wilshire 5000 Index which provides broad exposure to all-cap sectors of the United States marketplace. Thus, it invests in companies of all sizes and offers broad equity exposure to the United States market.
SSgA Foreign Equity Index Fund — Seeks to match closely the performance of the Morgan Stanley Capital International Europe, Australasia, Far East Index (“MSCI EAFE Index”) while providing daily liquidity. The fund invests in all the stocks in the MSCI EAFE Index in proportion to their weighting in the Index.
SSgA Extended Market Index Fund — Seeks to closely match the performance of the Wilshire 4500 Index while providing daily liquidity. This fund provides a broadly diversified index of stocks of small and medium sized companies. The fund invests in securities included in the Wilshire 5000 Index excluding those in the S&P 500 Index.
SSgA Bond Market Index Fund — Seeks to match the returns of the Barclays Capital Aggregate Bond Index. The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in a diversified portfolio that is representative of the broad domestic bond market.
Luther King Capital Management (“LKCM”) Small Cap Equity Fund — Seeks to maximize long-term capital appreciation. The fund normally invests 80% of its net assets in securities of smaller companies with market values at the time of investment between $400 million and $2.5 billion. These equities include common stocks, preferred stocks, securities convertible into common stock, rights and warrants. Its main strategy is to identify and invest in high quality companies.
Dodge & Cox International Stock Fund — Seeks long term growth of principal and income. The fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The fund primarily invests in medium-to-large well established companies based on standards of the applicable market.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
1. Description of the Plan (continued)
SSgA Passive TIPS Fund — This fund seeks to match the returns of the Barclays Capital Inflation Note Index. The fund invests in a portfolio of U.S. Treasury inflation protection securities, pursuant to a strategy of owning a market-value weight of each security in the Index.
Barclays Global Investors (“BGI”) LifePath Funds — This fund seeks to diversify among broad types of asset classes. The Plan currently has ten target retirement funds which adjust over time to gradually become more conservative as the year approaches when participants plan to retire or expect to need their money. The funds invest in a mix that gradually shifts from a greater concentration of higher risk investments (namely stock funds) to a greater concentration of lower risk investments (bond funds and money market instruments).
Short Term Investment Fund (“STIF”) (formerly SSgA Stable Value Fund) — As of December 31, 2008, this fund consists of two underlying funds, the Stable Value Fund and the BlackRock Institutional Management (“BlackRock”) Temp Fund. The Stable Value Fund, a collective investment trust, seeks to preserve principal while maintaining a rate of performance comparable to other similar fixed income investments without market fluctuations. The Stable Value Fund is comprised of investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. The BlackRock Temp Fund, a mutual fund, seeks to preserve principal while maintaining a rate of return comparable to the similar fixed income investments without market value fluctuations. The BlackRock Temp Fund invests in a broad range of U.S. dollar-denominated money market instruments, including government, U.S. and foreign bank, and commercial obligations and repurchase agreements secured by such obligations. The investments of the STIF in the Stable Value Fund began being reallocated to the BlackRock Temp Fund over a twelve-month period that commenced in May 2008. The BlackRock Temp Fund will become the sole investment under the STIF in mid 2009, subject to any additional changes in the interim.
Cornerstone Allocations
In 1998, the Plan was amended to provide separate allocations for certain eligible participants. Under this arrangement, eligible participants receive annual allocations to Cornerstone Accounts of 3%, 5% or 9% of compensation depending upon age. A participant is not eligible for these separate allocations (“Cornerstone Account allocations”) if he or she is covered under a collective bargaining agreement; eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of The Stanley Works; an employee of Stanley Security Solutions, Inc.; an employee of Stanley Supply & Services, Inc. (other than an employee who was employed by Jensen Tools, Inc. on December 29, 2001); an employee with Stanley Tools at Watseka or Bradley, Illinois or at West Lafayette, Indiana; an employee with Stanley Tools whose primary duties are to provide sales and technical support services to Stanley Tools with respect to its leveling, aligning and plumbing devices product lines; an employee at the Kannapolis, North Carolina distribution center whose employment commences on or after December 1, 2004; an employee of Stanley Access Technologies LLC at Dallas, Texas, Cortland, New York, San Diego, California, or at Denver, Fort Collins or Colorado Springs, Colorado, or at Albuquerque, New Mexico, Mandeville, Louisiana, Indianapolis, Indiana or Burnsville, Minnesota; an employee of Sargent & Greenleaf, Inc.; an employee of The Stanley Works at Kentwood, Michigan; an employee of National Manufacturing Co. or National Manufacturing Sales Co. whose employment commences on or after January 1, 2007; or an employee of Stanley Convergent Security Solutions, Inc.
Effective June 1, 2001, additional Cornerstone Account allocations are required for active participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. The amount of this additional annual allocation is a percentage of pay based on age and service as set forth in the Plan. Also, certain additional allocations may be made to Cornerstone Accounts in a particular year for designated groups of participants. Until June 23, 2008, Cornerstone Account allocations were invested as directed by the Company or by an investment manager

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
1. Description of the Plan (continued)
appointed by the Company. Effective June 23, 2008, a participant may direct the investment of 100% of the funds credited to his or her Cornerstone Account among the investment funds made available under the Plan for investment of Cornerstone Accounts. Effective June 23, 2008, each participant’s Cornerstone Account balance was automatically transferred to the “age appropriate” Target Retirement Fund (i.e. the Target Retirement Fund for the year that is closest to the year in which the participant reaches age 65). A participant is able to change the Target Retirement Fund, in which his or her Cornerstone Account is invested, by directing, at any time, that his or her Cornerstone Account balance be invested entirely in one of the other Target Retirement Funds made available for investment under the Plan.
Distributions and Vesting
Participants are fully vested as to amounts in their accounts attributable to their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the matching allocations before completion of 3 years of service. Effective January 1, 2007, all participants who are employed on or after January 1, 2007 are vested in 100% of the value of the Cornerstone Account allocations made on their behalf once they have completed 3 years of service.
Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company’s Common Stock (hereinafter referred to as Common Stock, Stanley Stock, or shares), at the election of the participant, equal to the value of the Stanley Stock Fund, Cornerstone Fund, and mutual and collective investment fund investments held for the participant at the time of the distribution.
Under the terms of the Plan, a participant who is subject to the restrictions of Section 16(b) of the Securities and Exchange Act of 1934 (“Section 16 restrictions”), may not elect a transfer of assets from the Stanley Stock Fund to another investment fund or to receive a loan, withdrawal or distribution which is funded in whole or in part from the Stanley Stock Fund (other than a distribution upon termination of employment or pursuant to an annual 55/10 diversification election) if the participant had elected a transfer of assets from another investment fund to the Stanley Stock Fund during the preceding six months. In addition, a participant who is subject to the Section 16 restrictions will not be permitted to elect a transfer of assets to the Stanley Stock Fund from another investment fund if, during the preceding six months, the participant had elected a transfer of assets from the Stanley Stock Fund to another investment fund or to receive a loan, withdrawal or distribution which was funded in whole or in part from the Stanley Stock Fund (other than a distribution upon termination of employment or pursuant to an annual 55/10 diversification election).
Effective January 26, 2003, during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Stock by insiders, the Plan prohibits a restricted participant, as defined in the Plan, from transferring any portion of his of her Choice Account balance into or out of the Stanley Stock Fund, or obtaining a loan, distribution or withdrawal from the Plan to the extent that the loan, distribution or withdrawal would result in the disposition of all or a portion of the participant’s interest in the Stanley Stock Fund.
During active employment, subject to financial hardship rules or attainment of age 59 1/2, participants may withdraw a portion of the vested amounts in their Choice Accounts. Under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan may withdraw a portion of the funds held in the participant’s Choice Account. Also, a participant whose Choice Account holds funds that were transferred to the Plan on behalf of the participant in a direct transfer from another defined contribution plan sponsored by a business that was acquired by the Company (“Acquired Plan”) may, under circumstances set forth in the Plan, withdraw a portion of such transferred funds held in the participant’s Choice Account. Effective November 3, 2008, a participant may, for any reason, withdraw all or a portion of the amount in the participant’s Choice Account that is attributable to any after-tax contributions he or she has made to the Plan.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
1. Description of the Plan (continued)
Loan Fund
Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding loan balance during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. A participant may not have more than one loan outstanding at any time, except to the extent that, after the participant has taken a loan from the Plan, one or more loans that are not in default are transferred to the Plan on behalf of the participant in a direct transfer from an Acquired Plan. However, if a loan that was in default under an Acquired Plan is transferred to the Plan and no other loans are transferred to the Plan from the Acquired Plan, the participant on whose behalf the defaulted loan is transferred to the Plan may have one loan outstanding from the Plan in addition to the transferred defaulted loan. The amount of a participant’s transferred defaulted loan that has not been repaid or offset upon a distributable event with respect to such a participant, including the interest that accrues thereon, is treated as an outstanding loan for purposes of determining the maximum amount of any new loan that may be made to the participant from the Plan.
If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant’s account value attributable to the outstanding loan balance.
Unallocated Stanley Stock Fund
The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 4 and 5) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company’s treasury and previously unissued shares. The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the “Unallocated Fund”). Under the 1989 loan agreement, the Company guaranteed the loan to ensure that there would be annual contributions sufficient to enable the Plan to repay the loan plus interest. Both of the loan agreements were refinanced effective June 30, 1998.
Monthly transfers of shares of Stanley Stock are made from the Unallocated Fund for allocation to participants based on the current period debt principal and interest payments made under each loan as a percentage of total future debt principal and interest payments. Dividends received on allocated and unallocated shares of Stanley Stock and participant and Company contributions are used to make payments under the loans. If dividends on the allocated shares are applied to the payment of debt service, a number of shares of Stanley Stock having a fair market value at least equal to the amount of the dividends so applied are allocated to the Choice Accounts of participants who would otherwise have received cash dividends.
The fair market value of shares of Stanley Stock released from the Unallocated Fund pursuant to the Plan’s loan repayments made during any year, along with contributions made during that year that are not used to repay the loan may exceed the total of participant contributions, matching and Cornerstone allocations (other than allocations attributable to forfeitures), and cash dividends on allocated shares of Stanley Stock applied to the payment of a loan for the year. If that occurs, such excess value is allocated in shares of Stanley Stock, based on relative compensation, among the participants who are employed by the Company on the last day of the Plan year and who are not described in the third sentence under the heading “Cornerstone Fund” in this Note 1. There were no such excess value allocations to participants in 2008 or 2007.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
1. Description of the Plan (continued)
The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, a Plan participant will in effect be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.
The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.
The Plan maintains separate accounts for participants. Such accounts are credited with a participant’s contributions, matching allocations, Cornerstone Account allocations, related gains, losses, dividend income, and the participant’s loan payments.
At December 31, 2008 and 2007, benefits payable to terminated vested participants who had requested their payments were $111,405 and $77,254, respectively.
Forfeited Accounts
During the years ended December 31, 2008 and 2007, amounts forfeited for non-vested accounts totaled $506,922 and $1,521,182, respectively. As of December 31, 2008 and 2007, the balance in the forfeited non-vested account totaled $91,318 and $92,565, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Cornerstone Account allocations.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the modified cash basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.
Investments
As required by Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 (the “FSP”), investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts and are recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Fully Benefit Responsive Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
The carrying amounts of all investments are reported at fair value except for the collective trust, which is reported at fair value and then adjusted to contract value as reflected on the Statements of Net Assets Available for Benefits. Contract value represents the principal balance plus accrued interest. The Plan investments consist predominantly of shares of Stanley Stock, commingled funds, mutual funds, and short term investments. Stanley Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The Stanley Stock Fund and other commingled funds are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.
The Plan invests in the Stable Value Fund, a fully benefit-responsive investment contract (as defined by the FSP) including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies and other issuers. The Stable Value Fund is recorded at fair value. As required by the aforementioned FSP, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated interest rate swap rate as of year-end. The fair value of the wrap contracts, a contract that provides market and cash flow protection to a specified portfolio of assets in the Stable Value Fund, reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by an independent pricing service that uses methods based on market transactions for comparable securities. Under these guaranteed and synthetic investment contracts, the Stable Value Fund is guaranteed repayment in full of the principal amount plus interest credited at a fixed rate over a specified period. The crediting rate can never be less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investment over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Investment contracts of the Stable Value Fund are valued at contract value principally because participants are able to transact at contract value when initiating benefit responsive withdrawals, taking loans, or making investment option transfers as permitted by the Plan. Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events could include plant closings, significant layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of the trust, or other events. The occurrence of one or more employer-initiated events could limit the ability of the Stable Value Fund to transact at contract value. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
2. Significant Accounting Policies (continued)
Average yields of the Stable Value Fund:

	2008	2007
Based on actual income(1)	2.71%	3.62%
Based on interest rate credited to participants(2)	3.63%	4.63%

(1)	Computed by dividing the annualized one-day actual earnings of the Stable Value Fund at the year-end date by the fair value of investments on the year-end date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the year by the fair value of investments on that date.
As of July 1, 2008, the assets of the Plan are held in trust by an independent corporate trustee, The Bank of New York Mellon, (the “Trustee”) pursuant to the terms of a written Trust Agreement between the Trustee and the Company. Prior to July 1, 2008, the assets of the Plan were held in trust by the independent trustee, Citibank, N.A.
Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31,		December 31,
	2008		2007
The Stanley Works — common stock*	$285,250,388		$422,440,273
BlackRock Temp Fund	$38,000,417		—
BGI Lifepath Index 2025 Fund	$22,246,177		—
BGI Lifepath Index 2015 Fund	$22,118,102		—
SSgA US Total Market Index Fund*		**	70,838,852
SSgA Stable Value Fund		**	29,235,493
SSgA Foreign Equity Index Fund		**	29,619,776

*	Both participant and non-participant directed.

**	Amount is less than 5% of the Plan’s net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Dividend Income
Dividend income is accrued on the ex-dividend date.
Gains or Losses on Sales of Investments
Gains or losses realized on the sales of investments are determined based on average cost.
Expenses
Administrative expenses not paid by the Plan are paid by the Company.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
2. Significant Accounting Policies (continued)
Adoption of New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and requires new disclosures of assets and liabilities measures at fair value based on their level in the hierarchy. The Plan adopted SFAS 157 on January 1, 2008.
3. Fair Value Measurements
SFAS 157 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 —	Quoted prices for identical assets or liabilities in active markets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs and significant value drivers are observable.

Level 3 —	Assets or liabilities that are valued using unobservable inputs.
The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 31, 2008:

	Fair Value at December 31, 2008
		Level 1	Level 2	Level 3
	Total	Inputs	Inputs	Inputs

Stanley Stock	$285,250,388	$161,451,872	$123,798,516
Mutual Funds	39,179,599	39,179,599
Commingled Funds	213,364,776		213,364,776
Collective Trust	12,483,302		12,483,302
Participant Loans	12,258,289			$12,258,289

Total	$562,536,354	$200,631,471	$349,646,594	$12,258,289

The following is a reconciliation of the beginning and ending balances, including total gains (losses), realized and unrealized, for the period of Level 3 investments:

		Net Issuances,
	Beginning	Repayments and
	Balance	Withdrawals	Ending Balance

Participant Loans	$10,273,920	$1,984,369	$12,258,289

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
4. Debt
Debt consisted of the following at December 31:

	2008	2007
Notes payable in monthly installments to 2009 with interest at 6.07%	$1,270,763	$4,150,763
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	135,125,840	138,925,844

	$136,396,603	$143,076,607

The scheduled maturities of debt for the next five years are as follows: 2009 — $7,370,759; 2010 — $7,899,996; 2011 — $7,700,004; 2012 — $7,500,000 and 2013 — $7,400,004.
The number of shares held in the Unallocated Fund is reduced as shares are released to the Stanley Stock Fund pursuant to principal and interest payments. During 2008 and 2007, 367,784 and 386,317 shares, respectively, were released and at December 31, 2008 and 2007, 4,704,184 and 5,071,968 shares, respectively, are unallocated. Payment of the Plan’s debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such a shortfall. There were no such debt service funding shortfalls in 2008 or 2007.
5. Transactions with Parties-in-Interest
Fees paid during 2008 and 2007 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2008 and 2007 were $792,996 and $1,505,925, respectively.
In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. In 1998, the Plan borrowed $2,831,378 from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $12,154,257 and $16,413,575 of principal and interest payments related to its debt in 2008 and 2007, respectively. At December 31, 2008 and 2007, $135,125,840 and $138,925,844, respectively, was outstanding on such debt.
6. Income Tax Status
The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on December 6, 2004, at which time the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. Excess Contributions Payable
The Plan made required distributions of excess contributions of $101,967 including any income attributable thereto, to highly compensated employees on July 11, 2008.

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
8. Assets Transferred from Certain Acquired Plans
Reflected in employee contributions in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2008 are $64,813,280 of assets that were transferred to the Plan from certain acquired plans.
A transfer was made to the Plan in 2008 on behalf of former participants in the Chicago Steel Tape Company Employees’ Profit Sharing Plan (“CST plan”) pursuant to the termination and liquidation of that plan. The transferred CST plan assets were allocated to the Choice Accounts of the pertinent individuals, and invested under the Plan either in core funds (investment options, other than Target Retirement Funds, offered under the Plan) that corresponded to the individual’s CST plan funds as of a specified date, or in a Target Retirement Fund, depending upon whether, as of the pertinent date, the individual’s investment election for his or her Choice Account was core funds or one Target Retirement Fund. If an individual did not have a Choice Account in the Plan, his or her transferred CST plan assets were invested under the Plan in the age appropriate Target Retirement Fund based on the year of the individual’s birth.
In addition, transfers were made to the Plan on behalf of former participants in the National Manufacturing Co. 401(k) Plan (“National plan”) and the HSM Electronic Protection Services, Inc. Retirement Plan (“HSM plan”) pursuant to the mergers of those plans into the Plan in 2008. The transferred National plan and HSM plan assets were allocated to the Choice Accounts of the participants, and were invested under the Plan either in core funds that corresponded to an individual’s National plan or HSM plan investment funds as of a specified date, or in a Target Retirement Fund, depending upon whether, as of the pertinent date, the individual’s investment election for his or her Choice Account was core funds or one Target Retirement Fund. If an individual did not have a Choice Account in the Plan, his or her transferred National plan or HSM plan assets were invested in core funds in the Plan that corresponded to the investment funds in which his or her National plan or HSM plan funds were invested on the pertinent date.
9. Risks and Uncertainties
The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the unallocated fund balance as presented in the Statement of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s common stock include those set forth in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.
10. Subsequent Events
Effective January 1, 2009, all matching allocations under the Plan are discontinued. If the Company chooses to make matching contributions in future years, the Plan will be amended to do so. Additionally, effective January 1, 2009, all Cornerstone Account allocations under the Plan are discontinued. If the Company chooses to make Cornerstone Account allocations under the Plan in the future, the Plan will be amended to do so. The regular and additional Cornerstone Account allocations for 2008, that are allocated to a participant’s Cornerstone Account in 2009, will automatically be invested in the same Target Retirement Fund in which the participant’s Cornerstone Account is then invested. If a participant does not already have a Cornerstone Account, the Cornerstone Account allocations for 2008 will automatically be invested in the participant’s age appropriate Target Retirement Fund.
Under the following circumstances, certain allocations may be made under the Plan for a Plan year beginning on or after January 1, 2009:

Stanley Account Value Plan
Notes to Financial Statements (continued)
December 31, 2008
10. Subsequent Events (continued)
Subject to the limits on the total amount that may be allocated to a participant’s account under the Plan for any Plan year, additional allocations will be made for a Plan year beginning on or after January 1, 2009, of any amount attributable to the non-vested portions of the accounts of terminated participants that are forfeited during the Plan year and are not applied to satisfy any allocations that are otherwise required to be made according to the provisions of the Plan. These forfeitures will be allocated as of the last day of such Plan year to the Choice Account of each participant who made pre-tax contributions during the Plan year and is employed on such last day of the Plan year, in the proportion that each such participant’s pre-tax contributions for the Plan year bears to the aggregate pre-tax contributions of all such participants for the Plan year.
There will be additional allocations under the Plan for a Plan year beginning on or after January 1, 2009, if the value of Stanley Stock released from the Unallocated Fund with respect to the Plan year and the contributions made to the Plan for the Plan year that are not used to make payments under a loan used to acquire shares of Stanley Stock (“exempt loan”) exceed the total of: (i) the contributions made by participants for the Plan year; (ii) if any matching allocations or Cornerstone Account allocations (other than matching allocations or Cornerstone Account allocations attributable to forfeitures) are required for the Plan year, the amount of such allocations; and (iii) any dividends paid during the Plan year on shares of Stanley Stock in the Stanley Stock Fund attributable to participants’ interests in the Stanley Stock Fund. These additional allocations for a Plan year beginning on or after January 1, 2009, will be allocated to the Choice Account of each participant who made pre-tax contributions during the Plan year and is employed on the last day of the Plan year. Such additional allocations will be allocated to these eligible participants in the proportion that each such eligible participant’s pre-tax contributions for the Plan year bears to the aggregate pre-tax contributions of all such eligible participants for the Plan year. However, in the event of a change in control of The Stanley Works, any such additional allocations for the Plan year of the change in control will be allocated to participants, without regard to whether they made pre-tax contributions during such Plan year or are employed on the last day of such Plan year. The additional allocations that are made in the event of a change in control will be allocated to the Choice Accounts of eligible participants in the proportion that each such participant’s compensation for the Plan year bears to the aggregate compensation of all such participants for the Plan year.
Effective January 1, 2009, the Company will make a contribution to the Plan of the amount, if any, by which the sum of the value of Stanley Stock released from the Unallocated Fund with respect to the Plan year and the contributions made to the Plan for the Plan year that are not used to make payments under an exempt loan is less than the total of: (i) the participants’ contributions for the Plan year; (ii) if any matching allocations or Cornerstone Account allocations (other than matching allocations or Cornerstone Account allocations attributable to forfeitures) are required for the Plan year, the amount of such allocations; and (iii) any dividends paid on shares of Stanley Stock in the Stanley Stock Fund attributable to participants’ interests in the Stanley Stock Fund that are used to make payments under an exempt loan for that Plan year. Moreover, effective January 1, 2009, the Company will make a contribution to the Plan of the amount, if any, by which the funds required to make payments under an exempt loan for a Plan year exceeds the total of: (i) the participants’ contributions; (ii) dividends paid on shares of Stanley Stock in the Stanley Stock Fund attributable to participants’ interests in the Stanley Stock Fund that are applied to make payments under an exempt loan for that Plan year; (iii) dividends paid on shares of Stanley Stock in the Unallocated Fund that are applied to make payments under an exempt loan for that Plan year; and (iv) any Company contributions to the Plan. A contribution will be applied in accordance with the terms of the Plan.

Stanley Account Value Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number — 009
December 31, 2008

	Description of Investment, Including
Identity of Issue, Borrower, or Similar	Maturity Date, Rate of Interest, Par or
Party	Maturity Value	Cost	Current Value
Common Stock:
The Stanley Works*	8,365,104 shares of Common Stock; par value $2.50 per share	$203,413,037	$285,250,388
BNY Mellon*	EB Temporary Investment Fund	4,153,925	4,153,925
Mutual Funds:
BlackRock	BlackRock Temp Fund	38,000,417	38,000,417
Dodge & Cox	International Stock Fund	988,986	738,965
Luther King Capital Management Corporation	Small Cap Equity Fund	593,951	440,217
Collective Trust:
State Street Global Advisor	Stable Value Fund	12,596,718	12,483,302
Commingled Funds:
State Street Global Advisor	Foreign Equity Index Fund	29,305,300	21,542,538
State Street Global Advisor	S&P 500 Index Fund	28,727,117	21,919,613
State Street Global Advisor	Extended Market Fund	23,257,876	17,319,881
State Street Global Advisor	Total Market Index Fund	22,293,371	17,149,538
State Street Global Advisor	Bond Market Index Fund	14,882,212	15,960,558
State Street Global Advisor	Passive TIPS Funds	5,920,886	5,781,314
Barclays Global Investors, N.A.	LifePath Index Retirement Fund	6,483,127	5,711,633
Barclays Global Investors, N.A.	LifePath Index 2010 Fund	12,737,119	10,967,700
Barclays Global Investors, N.A.	LifePath Index 2015 Fund	26,820,502	22,118,102
Barclays Global Investors, N.A.	LifePath Index 2020 Fund	26,680,223	21,160,401
Barclays Global Investors, N.A.	LifePath Index 2025 Fund	29,020,519	22,246,177
Barclays Global Investors, N.A.	LifePath Index 2030 Fund	17,081,427	12,704,060
Barclays Global Investors, N.A.	LifePath Index 2035 Fund	11,165,380	8,081,735
Barclays Global Investors, N.A.	LifePath Index 2040 Fund	6,136,034	4,322,738
Barclays Global Investors, N.A.	LifePath Index 2045 Fund	2,708,792	1,868,514
Barclays Global Investors, N.A.	LifePath Index 2050 Fund	505,973	356,349

Total investments		523,472,892	550,278,065

Loans to participants*	Promissory notes at prime rate with maturities up to ten years (ranging from 3.25% to 10.5%)		12,258,289

Total		$523,472,892	$562,536,354

*	Indicates party-in-interest to the Plan.

Stanley Account Value Plan
Schedule H, 4(j) — Schedule of Reportable Transactions
EIN 06-0548860
Plan Number — 009
Year ended December 31, 2008

Current Value
	Number of	Number	Purchase	Sales	Cost of	of Asset on	Net Gain
Description of Asset	Purchases	of Sales	Amount	Amount	Asset	Transaction Date	on Sale

Category (i) — Single transaction in excess of 5% of plan assets.

None

Category (ii) — Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.

None

Category (iii) — Series of transactions of the same issue in excess of 5% of plan assets.

None

Category (iv) — Single transaction with the same person in excess of 5% of plan assets.

None

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Account Value Plan
Date: June 26, 2009	By:	/s/ Mark Mathieu
Mark Mathieu
Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm